Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following is a portion of TechTarget, Inc.’s (“TechTarget”) Company Update recording first made available to employees on April 2, 2024.

TechTarget, Inc. Company Update

This abridged transcript presents discussion by Michael Cotoia, TechTarget Chief Executive Officer, related to TechTarget’s announced strategic combination with Informa Tech’s Digital Businesses, which was included as part of TechTarget’s Company Update recording first made available to employees on April 2, 2024.

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You know I’m going to wrap this up. I know there’s been some chatter here and there about, “hey what’s going on with the combination” and I’ll say, we announced it on January tenth and it was business as usual. Everyone understands, I believe, we walk through why we are doing the combination, the assets from Informa Tech, and when I say assets, the business units and the people that are combining with TechTarget to create new TechTarget, include Omdia, their research and advisory really nice alignment with ESG, it includes Netline, demand generation platforms with scale and also provides some product offerings that we can actually differentiate and actually leverage on our go to market.

Industry Dive, which is very focused in the vertical adjacent enterprise B2B markets, you know we acquired Xtelligent back in August of 2021, that wasn’t just going to be the first and last step that we were going to do. It was the first with a plan to have multiple steps, so getting into these adjacent markets is very critical. And then, while, what a group of you know, media properties, you know, dark reading, light reading, a set of 70 properties that are coming over to TechTarget as well. So, we’re excited on that and if you look at this going back 5 years, strategy has been permission-based audience. Those are hard to come by right now. So you have permission-based audience members, there’s not a lot of competitors in that market that really can show what we can do and what we have and what we’re investing in. It’s about first party data, it’s about first party insights, prospect-level, account-level scaling into different adjacent markets, and really beefing up our whole end to end go to market strategy, starting with, you know, strategy and content that can be then put into campaigns that then, can be executed that can draw and obtain first party data insights that we can then prioritize for our customers sales, marketing, and even rev ops now. So you know, at the end of February we had a team from Informa Tech come in. What we started, Rebecca Kitchens is the chairman of our Steering Co committee what we’re organized working groups and work streams within those working groups across different areas, whether it’s products, it’s systems, it’s people and culture, to really go through a discovery phase of, you know, what do you guys do, what do we do, what do we like, what do we don’t like… here’s some decisions that we’re going to ultimately have to make around this work group that we want to then bring to the table at some time at the end of April, we make some calls on this, we’re looking at how the people get aligned and, you know, that’s all being worked on and, you know, as I mentioned the number one thing from that announcement was, “hey, it’s business as usual” because there’s really not a lot to say right now. I want to give you some insights what we’re doing with the work group so you know, you might have a department head or senior manager like getting tied up on some of the work group stuff, you know, have some patience because, you know, we’re asking them -a lot of us are doing two jobs on that -but it’s for a good purpose, and it’s really that discover, learn, and put us in the best position to make the right decisions. So, I expect that we’ll have more updates throughout Q2 as we take these working groups in these work streams and start making some ideas or decisions in terms of where we think that this should go and some of the timing of how we’re going to do this. So, I just wanted to give you an update on that. There’s a lot of work going on and there’s really not a major update, but I will tell you now that we’re into Q2 expect some more updates as we get them and what we can share we will be doing that along the way.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.